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                           April 1, 2024

       Pham Nhat Vuong
       Chief Executive Officer
       VinFast Auto Ltd.
       Dinh Vu-Cat Hai Economic Zone
       Cat Hai Islands, Cat Hai Town, Cat Hai District
       Hai Phong City, Vietnam

                                                        Re: VinFast Auto Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed on March 28,
2024
                                                            File No. 333-278293

       Dear Pham Nhat Vuong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Stacey Wong